EXHIBIT TO ITEM 77M

MERGERS

Touchstone Strategic Trust


      At a meeting held on August 18, 2016, the Board of Trustees of the Touchstone Tax-Free Trust ("TTFT') and Touchstone
Strategic Trust ("TST") approved the reorganization of the Touchstone Ohio Tax-Free Bond Fund, a series of TTFT into the
Touchstone Ohio Tax-Free Bond Fund, a series of TST.

      Circumstances and details of the reorganization of the TTFT Touchstone Ohio Tax-Free Bond Fund into the TST Touchstone Ohio Tax-Free Bond Fund are described and incorporated by reference to 485(b) filed with the Securities and Exchange Commission ("SEC") via Edgar on December 16, 2016 (Accession No.:
0000711080-16-000180).